082-03430

TIOMIN RESOURCES INC.

09047307

SUPPL

News Release (TSX: TIO)

TIOMIN REPORTS THIRD QUARTER FINANCIAL RESULTS

TORONTO - November 9, 2009 - Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) reported its results today for the third quarter ended September 30, 2009. Tiomin had a strong cash position at the end of the quarter, with cash and cash equivalents plus short term investments totaling $12.4 million. Tiomin had a working capital of $13.6 million. In addition to its cash position, Tiomin now owns marketable securities valued at $2.3 million on November 6, 2009.

For the third quarter, Tiomin reported a loss of $31.3 million or $0.07 per share mainly as a result of the termination of the Investment Agreement ('IA') signed with Jinchuan Group Limited ('Jinchuan') of China on August 27, 2009. Jinchuan was to purchase 70% of Tiomin Kenya Limited ('TKL') by investing US$25 million into TKL. The termination of the IA has resulted in an other than temporary impairment to the Kwale Mineral Sands Project ("Kwale" or the "project") and thus the decision to write off the project. The loss for the quarter ended September 30, 2009 was approximately $30 million worse than the prior period a year ago.

Robert Jackson, President and CEO of Tiomin, said "We continue to seek a company-making transaction consistent with our strategy of marrying our strong cash position with producing or near producing assets or particularly good quality late stage exploration properties, investors must not forget that we still own 49% of the highly prospective Pukaqaqa copper-gold project in Peru".

Results of Operations
(Expressed in thousands of Canadian dollars except share and per share data)

	Three months ended September 30	Three months ended September 30	Nine months ended & at September 30	Nine months ended & at September 30
	2009	2008	2009	2008
Loss before interest and amortization	32,863	1,078	36,416	3,190
Loss before income tax	31,331	959	35,209	2,977
Loss per share	$0.07	$0.00	$0.07	$0.00
Total assets			23,659	68,205
Working capital			13,572	21,597
Mineral properties			3,811	8,915
Deferred exploration and development			2,868	29,739
Share Capital:				
Outstanding (000's)			482,264	474,264
Warrants (000's)			103,294	107,642
Options (000's)			43,251	40,444

Tiomin's consolidated financial statements and management discussion and analysis (MD&A) for the third quarter ended September 30, 2009 will be available shortly on the company website at www.tiomin.com and filed on www.sedar.com.

Cash Flow and Liquidity

At September 30, 2009 the Company had a working capital surplus of $13,572,000, including $12,367,000 in cash, cash equivalents and short term investments, compared to $19,964,000 in working capital at December 31, 2008. For the quarter ended September 30, 2009, Tiomin used cash of $13,467,000 and $17,139,000 for the same period in 2008 of which $12,000,000 was a short term investment in 2009 and $14,000,000 for the same period in 2008 For the nine months ended September 30, 2009, the Company used cash of $18,933,000 and $22,838,000 for the same period in 2008 of which $12,000,000 was a short term investment in 2009 and $14,000,000 for the same period in 2008. At November 6 Tiomin also holds marketable securities valued at $2.3 million.

Kwale Mineral Sands Project, Kenya

On October 27, 2009, two days before the shareholders of the Company were to vote on the proposed transaction, Jinchuan terminated the IA. Jinchuan's decision was taken after 15 months of process, citing a previously unraised concern that "Jinchuan is not satisfied with the Disclosure Schedule". This has resulted in an other than temporary impairment to the Kwale project and the Company has written off all the costs associated with the Kwale project as below and reversed related party amounts owing to Jinchuan and the long term loan owing to the Canadian International Development Agency.

Tiomin is considering its alternatives for Kwale.

Mineral Properties	$ 5,828,000
Deferred Exploration	$23,986,000
Leasehold properties	$ 781,000
Land	$ 16,000
Value added tax	$ 394,000
Prepaid share issuance costs	$ 497,000
Jinchuan payable	($ 849,000)
CIDA loan	($ 386,000)
Total	**$30,267,000**

Freegold Ventures Limited

On October 1, 2009 the Company announced that it had closed the previously announced transaction with Freegold to acquire a 19.99% equity interest in Freegold, by increasing its ownership, by converting approximately 66% of the $2,543,303.21 bridge loan at August 31, 2009, including accrued interest and fees, owed by Freegold to Tiomin into 16,714,773 common shares of Freegold converted at $0.09 per common share to hold a total of 17,324,773 common shares. At close of business on November 6, 2009, Freegold shares closed at $0.11 or $1,905,725.

In addition, on October 1, 2009 Freegold transferred to Tiomin 1,000,000 common shares of Western Standard Metals Limited ('Western Standard') (TSXV: WSM) at a deemed price of $0.184 per common share, which reduced the debt to $854,974 still owing by Freegold to Tiomin. At close of business on November 6, 2009, Western Standard shares closed at $0.40 or $400,000.

Jaguar Settlement

On July 22nd Tiomin announced that the Company, its current board of directors, a former director, Freegold Ventures Limited and Kivu Gold Corp. ('the Respondents') entered into a settlement agreement (the 'Settlement Agreement') with Jaguar Financial Corporation ('Jaguar') to settle Jaguar's previously announced application to commence a derivative legal action against the Respondents. Additional information regarding the Settlement Agreement is included in the July 22nd press release and the MD&A for Q2 2009 filed on SEDAR.

About Tiomin Resources Inc.

Tiomin Resources Inc. ("Tiomin") (TSX:TIO) is a mining company traded on The Toronto Stock Exchange with a focus on the exploration and development of base metals, precious metals, and titanium mineral sands projects. Tiomin has significant funds available for its projects, a strong management team, and a very experienced board. Tiomin's strategy is clear: to create long term value by realizing a return on the Company's current projects as well as seeking an accretive transaction that marries Tiomin's cash with producing or near-producing assets.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com or review the documents filed on www.sedar.com.

For further information on Tiomin please contact:

Bruce Ramsden, VP Finance and CFO
E-Mail: bramsden@tiomin.com Phone:416-350-3779, ext. 232

Certain of the information contained in this news release constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of metals and minerals, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.